Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statements on Form S-3 (Nos. 333-108501) and Form S-8 (Nos. 333-34326) of eCollege.com of our report dated March 16, 2006, relating to the consolidated balance sheet of eCollege.com and subsidiaries as of December 31, 2005, and the related consolidated statements of operations, stockholders’ equity and cash flows for the year then ended, which report appears in the December 31, 2005 annual report on Form 10-K of eCollege.com. We also consent to the incorporation by reference of our report on management’s assessment of the effectiveness of internal control over financial reporting included in the annual report of eCollege.com on Form 10-K for the year ended December 31, 2005 in those registration statements.

/s/ GRANT THORNTON LLP

Chicago, Illinois

March 16, 2006